

March 3, 2011

Timothy S. Susanin
Senior Vice President, General Counsel and Secretary
WellCare Health Plans, Inc.
8725 Henderson Road
Renaissance One
Tampa, Florida 33624

> **Re: WellCare Health Plans, Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed February 23, 2011**
> **File No. 022-28949**

Dear Mr. Susanin:

We have limited our review of your application on Form T-3 to the issue we have addressed in our comment.

Please respond to this letter by amending your application on Form T-3 and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application on Form T-3 and the information you provide in response to this comment, we may have additional comments.

General

1. You disclose on page 3, that the Notes will be issued by you in reliance on the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act of 1933, as amended. Based on your disclosure in the filing, a fairness hearing has not been held and a final order approving the settlement has not been issued. Prior to requesting effectiveness, the requirements of Section 3(a)(10) must be satisfied. Once you meet the requirements of Section 3(a)(10), please amend your application for qualification to provide appropriate disclosure that the requirements have been met and file a copy of the final order approving the settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing the includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending application on Form T-3, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:     J. Warren Gorrell, Jr., Esq.
        Christine M. Pallares, Esq.
        Hogan Lovells US LLP
        875 Third Avenue
        New York, New York 10022